Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 25, 2007

Performance Tracking Securities
Efficient Access to Markets and Trading Strategies
UBS AG Securities Linked to the CBOE S&P 500 BuyWrite Index (BXMSM)

Indicative Terms		Product Description
Issuer	UBS AG (Jersey Branch)

Access to Covered Call Strategies
Performance Tracking Securities linked to the (the “Securities”) CBOE S&P 500 BuyWrite Index offer investors exposure to a benchmark for covered call strategies. The CBOE S&P 500 BuyWrite Index is designed to track the performance of a hypothetical covered call strategy (also referred to as a “buy-write” strategy) on the S&P 500® Index (the “S&P Index”). The Securities provide full upside and downside exposure to the Index, subject to an upfront fee and a Fee Amount.

Principal Amount	$10 per Security
Investment Amount	$9.875 per Security (equal to the Principal Amount
minus the Upfront Fee)
Underlying Index	CBOE S&P 500 BuyWrite Index (BXMSM)
Term	5 Years
Redemption	At maturity or upon an early exchange, investors	Benefits
Amount	will receive a payment equal to the Investment
Amount multiplied by the Index Performance minus

❑  Access to Covered Call Strategy: The Securities provide efficient access to a covered call trading strategy as replicated by the CBOE S&P 500 BuyWrite Index. Covered call strategies generate premium income that can enhance portfolio returns in bearish and moderately bullish markets but can underperform if equity returns exceed the premiums received.

❑  Cost Efficiency: The Securities are subject to a 1.25% upfront fee and a 1.00% annual fee. Please see the prospectus supplement for a complete description of the fee calculation.

❑  Tax Efficiency: Gains or losses should receive long-term capital treatment if held over 1 year.*

❑  Annual Exchange Right: You will have the right to exchange all or a portion of your Securities each year for their cash value.

*      UBS AG and its subsidiaries and affiliates do not provide tax advice.

the Fee Amount:
(Investment Amount x Index
Performance) – Fee Amount
Investors will lose some or their investment if
the Index declines over the term of the Notes
or does not appreciate sufficiently to offset the
cumulative effect of the fees.
Index Performance	Index Ending Level
Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on any trading day
or, for the purposes of calculating the Redemption
Amount, the closing level of the Index on the
applicable Valuation Date or the Final Valuation
Date, as the case may be.
Upfront Fee	1.25%
Fee Amount	Accrues on a daily basis equal to (1.00%/365) x
Investment Amount x Index Performance
Exchange Right:	You may exchange your Notes on any Exchange
Date for the Redemption Amount, determined on
the applicable Valuation Date, by instructing your
broker or other person through whom you hold
your Securities, no later than 12:00 p.m. (New York
City time) on the 10th business day prior to the
applicable exchange date.
Trade Date*	June 25, 2007
Settlement Date*	June 29, 2007
Exchange Dates*	July 2, 2008, June 30, 2009, June 30, 2010,
June 30, 2011
Final Valuation	5 business days prior to each Exchange Date and
the Maturity Date
Maturity Date*	June 29, 2012
*Expected

This offering summary represents a summary of the terms and conditions of the Securities. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated June •, 2007.We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities. *In the event that we make any change to the expected trade date and settlement date, we will make corresponding changes to the final valuation date and the maturity date to ensure that the stated term of the Securities remains the same.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 25, 2007

Index Description	Historical Performance

CBOE S&P 500 BuyWrite Index (BXMSM)

Announced in April 2002, the BXM Index was developed by the CBOE in connection with Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The BXM Index measures the total rate of return of a hypothetical “covered call” strategy (also referred to as a “buy-write” strategy) on the S&P 500® Index (the “S&P Index”). This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P Index (i.e., a position in which the S&P Index constituent stocks are held) and the deemed sale of a succession of one-month, at or slightly out-of-the-money call options on the S&P Index that are listed on the CBOE.

The BXM Index measures the total return performance of the covered S&P Index portfolio by incorporating the value of the ordinary cash dividends paid on the S&P Index constituent stocks and the option premiums received from writing call options on the S&P Index.

The graph below compares the performance of the BXM Index and S&P Index from January 1, 1998 through May 24, 2007. The S&P Index Levels illustrated below have been recalculated in order to start from a level of 100 on January 1, 1998. Historical performance is not indicative of future performance.

Source: Bloomberg L.P.

Investor Suitability and Key Risks

The Securities may be suitable for you if:

w   You seek exposure to a covered call strategy on the S&P Index as measured by the Index.

w   You believe that, over the holding period for the Securities, the S&P Index will not appreciate by more than the amount of income derived from the premium on the call options for such month.

w   You believe the level of the Index will increase during the term of the Securities by an amount great enough to offset the cumulative effect of the fees.

w   You are willing to accept the risk that you may lose some or all of your investment if the Index Ending Level is below the Index Starting Level, or not sufficiently above the Index Starting Level to offset the cumulative effect of the fees.

w   You do not seek current income from your investment.

w   You are willing to hold the Securities until an exchange date or until maturity.

The Securities may not be suitable for you if:

w   You believe that the S&P Index will appreciate over the term of the Securities by an amount that will exceed the income derived from the premiums on the call options on the S&P Index.

w   You believe the Index Ending Level will not exceed the Index Starting Level by an amount sufficient to offset the cumulative effect of the fees or that the level of the Index will decline during the term of the Securities.

w   You are not willing to accept the risk that you may lose some or all of your principal.

w   You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

w   You are unable or unwilling to hold the Securities to maturity or to an early exchange date.

w   You seek current income from your investment.

w   You seek an investment for which there will be an active secondary market.

Key Risks:

w   You may lose some or all of your principal—the Securities are fully exposed to any decline in the level of the Index (as measured by the Index Performance). You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the fees.

w   Market risk—The return on the Securities, which may be positive or negative, is directly linked to the performance of the Index and indirectly linked to the performance of the S&P Index, and will depend on whether, and the extent to which, the Index Performance has increased or decreased.

w   Limited participation in S&P Index appreciation—By using a covered call strategy, the BXM Index limits participation in the appreciation of the S&P Index beyond the strike price of the call options that are sold on the S&P Index each month. As a result, in periods of significant stock market appreciation in the U.S., the return on an investment in the Securities is likely to be substantially lower than the return on a comparable investment in the S&P Index.

w   No interest payments or income from the Securities—You will not receive any interest payments on the Securities and you will not receive any income from the sale of call options included in the Index.

w   There may be little or no secondary market in the Securities—The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. If you are able to sell your Securities prior to the applicable exchange date or the maturity date, you may have to sell them at a substantial loss.

w   Cumulative effect of the fees—The cumulative effect of the fees will reduce your participation in the performance of the Index.

Investors are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Securities.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.